Exhibit 99.2

Rare Element Resources Ltd.

(the “Company”)

CONSENT RESOLUTIONS OF DIRECTORS

The following Resolutions having been consented to in writing by all the Directors of the Company as of the 14th of October 2009:

IT IS RESOLVED THAT:

Effective October 1, 2009, Don Ranta’s consulting rate be increased from US$8,500 per month (or US$102,000 per year) to US$12,000 per month (or US$144,000 per year).

Don Ranta be paid a one-time bonus of US$50,000 for the extra time and effort he spent on the Company’s affairs over the last two years.

EXECUTION IN COUNTERPART:  These resolutions may be signed by the Directors of the Company in as many counterparts as may be necessary, and if necessary transmitted by facsimile, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and not withstanding the date of execution shall be deemed to bear the date as set forth below.

Don Ranta has advised the Board that he has an interest in the resolutions note above and has, accordingly, abstained from voting on such resolutions.

DATED as of the 14th day of October, 2009.

/s/

/s/

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Mark T. Brown

Norman Burmeister

/s/

/s/

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Stephen Quin

Norman Anderson

/s/

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Abstained_________________________

Gregory E. McKelvey

Donald E. Ranta